April 28, 2010

VIA EDGAR

Michelle C. Roberts, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Mail Stop 4644
Washington, DC 20549-4644

Re:	Kansas City Life Variable Annuity Separate Account File No. 333-165116

Dear Ms. Roberts:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Annuity Separate Account (the “Account”), we are providing the Company’s response to your comments provided on April 2, 2010 with regard to the above-referenced initial Registration Statement on Form N-4.

The Company filed Pre-Effective Amendment No. 1 to the Registration Statement on April 27, 2010 (the “Pre-Effective Amendment”).  The Pre-Effective Amendment includes revisions that were made in response to your comments to the prospectus and statement of additional information.  The Pre-Effective Amendment also includes financial statements and certain exhibits not previously included in the Registration Statement.  For your convenience, we have attached marked pages of the Pre-Effective Amendment that show the revisions made in response to your comments.

Set forth below are your comments on the Registration Statement.  The Company’s response follows each comment.

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1.           FEE TABLES – Owner Transaction Expenses. Please change Premium Year to Contract Year in Footnote 1.

The Company has changed the reference from Premium Year to Contract Year in footnote 1 to the Owner Transaction Expenses Fee Table.

2.           DESCRIPTION OF THE CONTRACT -- Please note that the prospectus should describe any material variations among various jurisdictions in which the policy will be offered and sold.  If there are no material variations in which this policy will be offered or sold, please make a statement to that effect in correspondence to the staff.

It is our understanding that the Company intends to sell the variable annuity contract that is described in the prospectus only in three states.  The Company has added disclosure under “DESCRIPTION OF THE CONTRACT --
Free-Look Period” about the differences in the free-look rights in Alabama and Oregon.  As of April 27, 2010, the free-look right differences were the sole material state variations known to the Company.

3.           DESCRIPTION OF THE CONTRACT -- Contract Termination -- The last sentence in that section states that the Company has the right to automatically terminate the Contract on the date specified in the notice unless the Contract Value has increased to the amount required.  Please provide a brief explanation of when the Contract Value could increase to the required amount.

The last sentence of the subsection “Contract Termination” has been revised, and now reads as follows:

We have the right to automatically terminate the Contract on the date specified in the notice unless the Contract Value has increased to the amount required due to positive investment performance.

4.           OPTIONAL RIDERS – Five PlusSM Guaranteed Minimum Withdrawal Benefit --  Important Considerations -- Please “bold” the first two bullet points in this subsection.

The Company has put in bold the first two bullet points under the subsection “Important Considerations.”

5.           OPTIONAL RIDERS – Five PlusSM Guaranteed Minimum Withdrawal Benefit – Termination -- Please “bold” the first two bullet points in this subsection.

The Company has put in bold the first two bullet points under the subsection “Termination.”

6.           Statement of Additional Information – CALCULATION OF YIELDS AND TOTAL RETURNS -- Other Subaccount Yields and CALCULATION OF YIELDS AND TOTAL RETURNS -- Standard Subaccount Average Annual Total Returns – Please change the references in those subsections from Premium Year to Contract Year.

The Company has changed the references from Premium Year to Contract Year in the subsections entitled “Other Subaccount Yields” and “Standard Subaccount Average Annual Total Returns.”

7.           Please provide “Tandy” representations.

The Company provided “Tandy” representations in its acceleration request to the Commission that was filed on April 27, 2010.

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We hope you find these responses satisfactory.  If you have any questions or further comments, please call me at 202.383.0590 or Pamela Ellis at 202.383.0566.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

Attachments

cc:           Marc Bensing
Pamela Ellis